

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 10, 2016

Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana Street, Suite 700
Houston, Texas 77002

> **Re:** **Goodrich Petroleum Corporation**
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed January 25, 2016**
> **File No. 1-12719**

Dear Mr. Goodrich:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please revise the proxy statements to include financial and other information required by Items 12(f) and 13(a) of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required.

2. For each Proposal in respect of your preferred stock, clarify in the proxy statements whether the applicable class of preferred stock is currently convertible or redeemable and, if so, indicate the existing conversion or redemption rate.

Form of Proxy Card

3. Proposals No. 2-5 in the form of proxy card appended to the common stockholders proxy statement do not appear to match Proposals No. 2-5 as set forth in the Notice of Special

Meeting and in the proxy statement, or the form of proxy cards appended to the preferred stockholders proxy statement. Please revise as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources